UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 24, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Biopure Corporation

File No. 001-15167 CF# 22265

_____

       Biopure Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on June 16, 2008.

       Based on representations by Biopure Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

       Exhibit 10.1   through May 13, 2013

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Patti J. Dennis
       Chief, Office of Disclosure Support